UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Estre Ambiental, Inc.
(Name of Issuer)

Ordinary Shares, $0.0001 par value per share
(Title of Class of Securities)

G3206V100
(CUSIP Number)

BTG Pactual G7 Holding S.A.
Praia de Botafogo, 501
5th Floor
Rio de Janeiro
22250-040 RJ
Brazil
Tel: (11) 3383-2000)

Copy to:

Daniel I. Ganitsky, Esq.
Daniel L. Forman, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 31, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3206V100
1	Names of Reporting Persons. BTG Pactual G7 Holding S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. G3206V100
1	Names of Reporting Persons. BTG Pactual Holding S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. G3206V100
1	Names of Reporting Persons. Banco BTG Pactual S.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. G3206V100
1	Names of Reporting Persons. BTG Pactual Gestora de Recursos Ltda.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. G3206V100
1	Names of Reporting Persons. BTG Pactual Principal Investments Fundo de Investimento em Participações
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. G3206V100
1	Names of Reporting Persons. Fundo de Investimento em Participações Turquesa —Multiestratégia Investimento no Exterior
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. G3206V100
1	Names of Reporting Persons. Fundo de Investimento Multimercado Crédito Privado LS Investimento no Exterior
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Brazil
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO

EXPLANATORY NOTE

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 3”) amends the Schedule 13D filed on January 2, 2018, as amended on February 27, 2018 and June 15, 2018 (as amended, the “Schedule 13D”) relating to the ordinary shares, $0.0001 par value per share (the “Ordinary Shares”) of Estre Ambiental, Inc. (the “Issuer”) as specifically set forth herein. Capitalized terms used but not defined in this amendment shall have the meanings set forth in the Schedule 13D.

Item 4.         Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information
Share Purchase Agreement

On May 31, 2019, (i) Fundo de Investimento em Participações Turquesa —Multiestratégia Investimento no Exterior, (ii) BTG Pactual Principal Investments Fundo de Investimento em Participações and (iii) Banco BTG Pactual S.A. (the “Sellers”) entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Energy Sustainable, a company organized and validly existing under the laws of the Cayman Islands (the “Buyer”), and Hamilton Liborio Agle, a Brazilian citizen, as consenting party, pursuant to which the Sellers sold to the Buyer 20,062,197 Shares of the Issuer (the “Sold Shares”).  The Sold Shares were transferred on May 31, 2019 and as a result of such sale the Reporting Persons no longer own any Shares of the Issuer.  The Sold Shares constituted approximately 39% of the Outstanding Shares of the Issuer.

The purchase price for the Sold Shares was 1,000 Brazilian Reais (which is equivalent to approximately US$250) in cash.  In addition, in the event that:

(A) the Buyer subsequently sells, assigns or otherwise transfers any of the Sold Shares to a third party, the Buyer is required to pay to the Sellers an amount equal to the lower of (i) the amount received as cash consideration for the transfer of the Sold Shares to a third party, or, in the event the Sold Shares are transferred in a transaction that does not involve cash consideration, the full amount attributed to the Sold Shares in such transaction; and (ii) 60,000,000 Brazilian Reais (which is equivalent to approximately US$15,075,000); or

(B) the Issuer or any of its affiliates subsequently issues equity or any type of debt or securities which are convertible into equity to, or in favor of, a third party, the Buyer is required to pay to the Sellers ten per cent (10%) of the total amount of such issuance, provided that if the amount of the issuance is equal to or higher than 200,000,000 Brazilian Reais (which is equivalent to approximately US$50,250,000), the Buyer is required to pay the amount of 60,000,000 Brazilian Reais (which is equivalent to approximately US$15,075,000) to the Sellers.

The Sellers and the Buyer entered into the Share Purchase Agreement taking into account that Alberta Investment Management Corporation (“AIMCo”), a Canadian pension fund, is analyzing an investment opportunity with respect to the Issuer. In a letter delivered concurrently with the execution of the Share Purchase Agreement, AIMCO has stated that it is fully aware of the terms and conditions agreed between the Buyer and the Sellers. AIMCO has further confirmed that it would honor the economic terms agreed upon between the Sellers and the Buyer in the event it makes an investment in the Issuer.

The foregoing summary of the Share Purchase Agreement is qualified in its entirety by reference to the terms of the Share Purchase Agreement. A copy of the Share Purchase Agreement is filed as Exhibit 6 to this Amendment No. 3.

Transfer Among Reporting Persons

As previously disclosed, on February 26, 2018, Banco BTG Pactual S.A. transferred direct ownership of 9,875,718 Ordinary Shares to Fundo de Investimento Multimercado Crédito Privado LS Investimento no Exterior (“FIM Crédito Privado”).  FIM Crédito Privado is managed by Banco BTG Pactual S.A. Prior to the execution of the Share Purchase Agreement, FIM Crédito Privado transferred direct ownership of 9,875,718 Ordinary Shares to Banco BTG Pactual S.A. BTG Pactual G7 Holding S.A. is the indirect controller of both Banco BTG Pactual S.A. and FIM Crédito Privado.

Item 5.	Interests of Securities of the Issuer.

Items 5 of the Schedule 13D is hereby amended and restated to read in full as follows:

(a)	The Reporting Persons no longer beneficially own any Ordinary Shares.

(b)	The Reporting Persons no longer beneficially own any Ordinary Shares.

(c)	Except for the transactions described in Item 4 above, the Reporting Persons have not effected any transactions in the Ordinary Shares during the past sixty days prior to the date hereof.

(d)	Not applicable.

(e)	On May 31, 2019, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Issuer's Shares.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 4 of this Amendment No. 3 is incorporated by reference herein.
By execution of this Amendment No. 3, the Reporting Persons have terminated the Joint Filing Agreement among them, dated as of June 15, 2018, effective immediately.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits to this Statement:

Exhibit Number	Description
6.
Share Purchase Agreement, dated May 31, 2019, by and between the Reporting Persons and Energy Sustainable, a company organized and validly existing under the laws of the Cayman Islands as Buyer, and Hamilton Liborio Agle, a Brazilian citizen, as consenting party.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 3, 2019

BTG PACTUAL G7 HOLDING S.A.

	By:	/s/ Bruno Duque
Name: Bruno Duque
Title: Authorized Signatory

	By:	/s/ Roberto Sallouti
Name: Roberto Sallouti
Title: Authorized Signatory

BTG PACTUAL HOLDING S.A.

	By:	/s/ Bruno Duque
Name: Bruno Duque
Title: Authorized Signatory

	By:	/s/ Roberto Sallouti
Name: Roberto Sallouti
Title: Authorized Signatory

BANCO BTG PACTUAL S.A.

	By:	/s/ Gabriel Barretti
Name: Gabriel Barretti
Title: Authorized Signatory

	By:	/s/ Carolina Cury
Name: Carolina Cury
Title: Authorized Signatory

BTG PACTUAL GESTORA DE RECURSOS LTDA.

	By:	/s/ Gabriel Barretti
Name: Gabriel Barretti
Title: Authorized Signatory

	By:	/s/ Carolina Cury
Name: Carolina Cury
Title: Authorized Signatory

BTG PACTUAL PRINCIPAL INVESTMENTS FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES

By:	/s/ Gabriel Barretti
Name: Gabriel Barretti
Title: Authorized Signatory

By:	/s/ Carolina Cury
Name: Carolina Cury
Title: Authorized Signatory

FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES TURQUESA —MULTIESTRATÉGIA INVESTIMENTO NO EXTERIOR

By:	/s/ Gabriel Barretti
Name: Gabriel Barretti
Title: Authorized Signatory

By:	/s/ Carolina Cury
Name: Carolina Cury
Title: Authorized Signatory

FUNDO DE INVESTIMENTO MULTIMERCADO CRÉDITO PRIVADO LS INVESTIMENTO NO EXTERIOR

By:	/s/ Gabriel Barretti
Name: Gabriel Barretti
Title: Authorized Signatory

By:	/s/ Carolina Cury
Name: Carolina Cury
Title: Authorized Signatory